THIS C-1 INVESTMENT CERTIFICATE AGREEMENT ("C-1 INVESTMENT CERTIFICATE") HAS BEEN ACQUIRED BY THE INVESTOR SOLELY FOR ITS OWN ACCOUNT FOR THE PURPOSE OF INVESTMENT AND NOT WITH A VIEW TO OR FOR SALE IN CONNECTION WITH ANY DISTRIBUTION THEREOF IN VIOLATION OF THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS. THIS CERTIFICATE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR QUALIFIED UNDER ANY STATE SECURITIES LAWS AND MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, OR HYPOTHECATED IN THE ABSENCE OF SUCH REGISTRATION OR QUALIFICATION OR AN OPINION OF COUNSEL OR OTHER EVIDENCE SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION OR QUALIFICATION IS NOT REQUIRED.

COMMONGROUNDS COOPERATIVE

C-1 INVESTMENT CERTIFICATE AGREEMENT

This C 1 Investment Certificate Agreement is made and entered into as of (the "Effective Date"), by and between Commongrounds Cooperative, a Michigan nonprofit corporation organized under the Consumer Cooperative Act, MCL 450.3100, *et seq* (the "Company") and _____ (the "Investor"). This C 1 Investment Certificate is one in a series of C 1 Investment Certificates (collectively, with this C 1 Investment Certificate, the "C 1 Investment Certificates") being issued by the Company to investors pursuant to the terms of the offering materials (as supplemented or amended from time to time) (the "Offering Materials") available to the Investor on the company offering profile at https://localstake.com/businesses/commongrounds cooperative cf (the "Company Offering Profile") pursuant to which the Company will raise up to an aggregate amount of $1,070,000 from such investors (the "Offering"). Accordingly, the Company and the Investor agree as follows:

Section 1. Purchase of C-1 Investment Certificate; Investment Amount.

In consideration for the purchase of this C 1 Investment Certificate, the Investor shall pay to the Company the amount of $_____ (the "Original Purchase Price"). This amount shall be paid within five (5) days of the Effective Date.

Section 2. Acknowledgement of the Company Agreements.

The business and affairs of Company are governed by Company's Articles of Incorporation and Bylaws, and any and all exhibits and amendments thereto, as well as a Membership Agreement, under separate cover, which the Investor has become a party to (collectively, the "Company Agreements"). The Investor understands and agrees that his, her, or its ownership of this C 1 Investment Certificate will be governed by the terms of the Company Agreements, which the Investor acknowledges and agrees to be bound by in full.

Section 3. Dividends.

The Investor in the C 1 Investment Certificate shall be entitled to receive cumulative dividends at the rate of _____ of the Original Purchase Price per annum, commencing with a payment following the third full calendar year after the Effective Date of this C 1 Investment Certificate (the "Annual Dividend").

Section 4. Payments of Annual Dividend.

All payments of the Annual Dividend shall be paid by electronic ACH transfer to an account in the name of the Company (the "Holding Account"), for further distribution to the Investor within 90 days of the end of each applicable calendar year. For the avoidance of doubt, a payment will be considered paid by the Company when the Company has completed payment into the Holding Account by electronic means for further distribution to the Investor.

The Investor agrees to maintain an account with Localstake with current payment information necessary for payments to the Investor to be completed. All such payments to the Investor shall be deposited into the Investor's linked account, as established on the Localstake Marketplace Platform, or any successor account thereto which may be established by the Investor on the Localstake Marketplace Platform from time to time, or through any other payment method agreed upon by the Company and the Investor.

To the extent that any payment of the Annual Dividend is not paid within five (5) business days of such payment becoming due to the Investor, and the delay is not excused, the Company shall be assessed a late payment charge at an annual rate equal to five percent (5%) based on the number of days elapsed out of a 365 day calendar year. A delay shall be excused under this paragraph to the extent it is due to events outside of the Company's control, including without limitation an act of God or the actions or inactions of a third party payment processor or the Investor, provided that the Company will take all reasonable efforts to make the payment as soon as practicable. This late payment charge shall be cumulative and assessed once per year against the unpaid amounts due to the Investor from the Company from the due date until the date of payment thereof and shall accrue and be added to any balance of unpaid amounts subject to late payment.

Section 5. Buy-Out Right of the Company.

The Company may, in its sole discretion, at any time after the Effective Date of this C 1 Investment Certificate, buy out the Company's obligations to the Investor under this C 1 Investment Certificate and terminate this C 1 Investment Certificate by paying into the Holding Account for further distribution to the Investor an amount equal to the Original Purchase Price plus any accrued and unpaid dividends thereon. Should such action be taken by the Company at any time after the tenth full calendar year following the Effective Date of this C 1 Investment Certificate, the Investor will be entitled to an additional incentive payment equal to _____ of the Original Purchase Price in order for the Company to be released from its obligations under this C 1 Investment Certificate.

Section 6. Buy-Out Right of the Investor.

At any time after the seventh full calendar year following the Effective Date of this C 1 Investment Certificate, the Investor may require repayment from the Company of the Original Purchase Price of this C 1 Investment Certificate, together with all accrued and unpaid dividends thereon. Should such action be requested by the Investor at any time after the tenth full calendar year following the Effective Date of this C 1 Investment Certificate, the Investor will be entitled to an additional incentive payment equal to _____ of the Original Purchase Price in order for the Company to buy out its obligations under this C 1 Investment Certificate. Upon repayment of the applicable amount outlined herein, the Company shall be forever released from all of its obligations under this C 1 Investment Certificate.

Section 7. Miscellaneous.

7.1 <u>Notices.</u> All notices, demands and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given on the date delivered, if delivered personally, or on the third business day after being mailed by registered or certified mail (postage prepaid, return receipt requested), in each case, to the parties at the following addresses (or at such other address for a party as shall be specified by notice given in accordance with this Section 7.1):

if to the Company, to:

Commongrounds Cooperative
Attn: Kate Redman
425 Boardman Ave, Suite C
Traverse City, Michigan, 49684
kate@commonplacework.org

if to the Investor, to: the address set forth on the signature page hereto or the Investor's registered email address with the Placement Agent.

7.2. <u>Successors and Assigns.</u> Subject to the restrictions on transfer described in <u>Section 7.3</u> below, the rights and obligations of the Company and the Investor shall be binding upon and benefit the successors, assigns, heirs, administrators and transferees of the parties. Whenever in this C 1 Investment Certificate reference is made to the Company or the Investor, such reference shall be deemed to include, as applicable, a reference to their respective permitted successors, assigns, heirs, administrators or transferees.

7.3. <u>Transfer.</u> This C 1 Investment Certificate may be transferred only upon its surrender to the Company for registration of transfer, duly endorsed, or accompanied by a duly executed written instrument of transfer in form satisfactory to the Company. Thereupon, this C 1 Investment Certificate shall be reissued to, and registered in the name of, the transferee, or a new C 1 Investment Certificate for like purchase amount and dividend rights shall be issued to, and registered in the name of, the transferee. Dividends shall be paid solely to the registered Investor in this C 1 Investment Certificate. Such payment shall constitute full discharge of the Company's obligation to pay such dividends.

7.4. <u>Modification or Amendment.</u> Any provision of this C 1 Investment Certificate may be amended or modified only upon the written consent of the Cooperative Board of the Company and the majority of a quorum of the Investors in C 1 Investment Certificates, with a vote held according to the notice and voting procedures as outlined in the Company Agreements.

7.5. <u>Consent to Electronic Delivery.</u> The Investor hereby agrees that the Company may deliver all C 1 Investment Certificates, notices, financial statements, tax information, valuations, reports, reviews, analyses or other materials, and any and all other documents, information and communications concerning the affairs of the Company, including, without limitation, information about the investment, required or permitted to be provided to the Investor under the C 1 Investment Certificate or hereunder by means of e mail or by posting on an electronic message board or by other means of electronic communication. By entering into this C 1 Investment Certificate, the Investor consents to receive electronically all C 1 Investment Certificate, documents, communications, notices, contracts, and agreements arising from or relating in any way to the Investor's or the Company's rights, obligations or services under this C 1 Investment Certificate.

7.6. <u>Governing Law.</u> This C 1 Investment Certificate shall be governed by and construed in accordance with the laws of the State of Michigan, without regard to the conflicts of laws principles thereof.

7.7. <u>Severability.</u> Wherever possible, each provision of this C 1 Investment Certificate which has been prohibited by or held invalid under applicable law shall be ineffective to the extent of such prohibition or invalidity, but such prohibition or invalidity shall not invalidate the remainder of such provision or the remaining provisions of this C 1 Investment Certificate.

7.8. <u>Counterparts.</u> This C 1 Investment Certificate may be executed in counterparts, each of which shall be deemed an original, but both of which shall constitute one and the same C 1 Investment Certificate.

7.9. <u>Further Assurances.</u> Each party hereto will use all reasonable efforts to take, or cause to be taken, all actions and do, or cause to be done, all other things necessary, proper or appropriate under applicable laws, regulations and contracts to consummate and thereafter make effective the transactions contemplated by this C 1 Investment Certificate.

[Signatures Begin on Following Page]

IN WITNESS WHEREOF, the Company has caused this to be issued as of the Effective Date.

COMPANY

Company:	Commongrounds Cooperative
By:	
Printed:	Kate Redman
Title:	Project Director

INVESTOR'S COUNTERPART SIGNATURE PAGE TO C 1 INVESTMENT CERTIFICATE

The undersigned Investor agrees to be bound by the terms of the C 1 Investment Certificate of Commongrounds Cooperative, a Michigan nonprofit corporation organized under the Consumer Cooperative Act, MCL 450.3100, *et seq* (the "Company"), executed by the Company in favor of the undersigned Investor, and agrees to all of the terms thereof.

INVESTOR

Investor Legal Name: _____

Signature of Investor: _____

Title: _____

Date Signed: _____

Tax ID: _____

Street Address: _____

City, State, Zip: _____

Phone Number: _____

SIGNATURE PAGE TO COMMUNITY MEMBER ("CLASS C") SHARE AGREEMENT

The undersigned ("Member") has completed an application for community owner (" Class C") membership with Commongrounds Cooperative and has been approved by an authorized agent of Commongrounds for Class C membership.

Effective Date:

COMPANY

Company: Commongrounds Cooperative

By:

Printed: Kate Redman

Title: Project Director

MEMBER

Investor Legal Name:

Signature of Investor:

Title:

Date Signed:

Tax ID:

Street Address:

City, State, Zip:

Phone Number: